January 3, 2020

Daniel Goldsmith
Chief Executive Officer
Instructure, Inc.
6330 South 3000 East, Suite 700
Salt Lake City, UT 84121

       Re: Instructure, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed December 23, 2019
           File No. 001-37629

Dear Mr. Goldsmith:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

The Merger
Background of the Merger, page 26

1. You disclose that, when designating Kevin Thompson as a member of the Strategic
      Action Committee on July 17, 2019, the board considered "his role as the Chief Executive
      Officer of SolarWinds Inc., a public company that had been taken private by Silver Lake
      Partners and Thoma Bravo in 2016." Disclose the board's consideration that Mr.
      Thompson is currently the Chief Executive Officer and a director of SolarWinds
      Corporation, a public company that is controlled by Thoma Bravo, LLC and Silver Lake
      Group, L.L.C. Also disclose the board's consideration of this fact when designating Mr.
      Thompson as a member of the Transaction Committee on October 22, 2019. Daniel Goldsmith
FirstName LastNameDaniel Goldsmith
Instructure, Inc.
Comapany2020
January 3, NameInstructure, Inc.
January 3, 2020 Page 2
Page 2
FirstName LastName
2. We note your disclosure on page 54 that the management projections were revised on multiple occasions, including November 1, November 26 and December 2 to 3, 2019.
         Please clarify the reasons for each revision, whether each revision increased or decreased the company's valuation and disclose the extent to which parties who expressed interest throughout the process received the updated management projections. Management Projections, page 54

3. In your earnings release furnished on a Form 8-K on October 28, 2019, you disclosed revenue expectations of $67.8 million to $68.8 million for the fourth quarter of 2019 and
         $257.1 million to $258.1 million for the year ending December 31, 2019. Please disclose the reasons why, by November 1, 2019, your management projections used in connection with the strategic process and financial analysis of the company estimated revenue of
         $238 million for the year ending December 31, 2019. Also revise the Background of the
         Merger to discuss the changes in revenue projections from those disclosed on October 28,
         2019.
Interests of Instructure's Directors and Executive Officers in the Merger, page
56

4. Please disclose that Mr. Thompson is currently the Chief Executive Officer and a director of SolarWinds Corporation, a public company that is controlled by Thoma Brava, LLC and Silver Lake Group, L.L.C.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Kathleen Krebs,
Special Counsel, at (202) 551-3350 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      David Silverman